PEPCO HOLDINGS, INC.
COMBINED EXECUTIVE RETIREMENT PLAN

The Pepco Holdings, Inc. Combined Executive Retirement Plan is intended to serve as an amended and restated nonqualified executive retirement plan which represents in one plan document, a combination and merger of three previously separate nonqualified executive retirement plans, specifically, the Pepco Holdings, Inc. Supplemental Executive Retirement Plan, the Pepco Holdings, Inc. Supplemental Benefit Plan and the Pepco Holdings, Inc. Executive Performance Supplemental Retirement Plan (hereinafter sometimes collectively referred to as the "Prior Plans").

The separate benefit structure previously created under the former Pepco Holdings, Inc. Supplemental Executive Retirement Plan is referred to herein as the "Supplemental Executive Retirement Benefit Structure." The separate benefit structure previously created under the former Pepco Holdings, Inc. Supplemental Benefit Plan is referred to herein as the "Supplemental Benefit Structure." The separate benefit structure previously created under the former Pepco Holdings, Inc. Executive Performance Supplemental Retirement Plan is referred to herein as the "Executive Performance Supplemental Retirement Benefit Structure."

The creation of this Plan as a mechanism to merge and centralize the administration of the Prior Plans and the benefit structures thereunder is not intended to constitute a material modification (as utilized in the context of Section 409A of the Internal Revenue Code of 1984, as amended) to any of the Prior Plans and this Plan shall be interpreted and administered in a manner which is consistent with such intent.

I.   Definitions

1.1   Applicable Executive Incentive Compensation Plan – The principal annual incentive compensation plan in which the Participant participates.

1.2   Applicable Form of Benefit - The type of life annuity which will be provided to a Participant receiving benefits under this Plan. The Plan benefit to be paid to a Participant under this Plan shall be paid in the annuity form elected by the Participant with respect to the Participant's benefits under the Applicable Defined Benefit Pension Plan, except that the variable annuity option under the General Retirement Plan is not an annuity form available for payments of benefits under this Plan. If a Participant does elect the variable annuity option under the General Retirement Plan, benefits under this Plan will be paid in the form applicable to the component of the Participant's accrued benefit under the General Retirement Plan which is not payable in the variable annuity form.

1.3   Applicable Defined Benefit Pension Plan - The principal defined benefit pension plan of Pepco Holdings or one of its subsidiaries in which the Participant participates. In the case of Participants who participate in the General Retirement Plan, such term shall also include participation in the Exempt Surviving Spouse Welfare Plan.

1.4   Committee - The Compensation/Human Resources Committee of the Board of Directors of the Company.

1.5   Company - Pepco Holdings, Inc. or its successor.

1.6   Eligible Executive - An executive who is described in Section 2.1 of this Plan.

1.7   Exempt Surviving Spouse Welfare Plan – The welfare plan by the same name which was sponsored by Pepco prior to the Merger.

1.8   General Retirement Plan – The defined benefit pension plan by the same name which was sponsored by Pepco prior to the Merger.

1.9   Participant – In the case of the Supplemental Executive Retirement Benefit Structure and the Executive Performance Supplemental Retirement Benefit Structure, an Eligible

Executive who has satisfied the conditions described in Section 2.1 and to whom the provisions of Section 2.2 are not applicable. In the case of the Supplemental Benefit Structure, an employee who has been so designated as described in Section 2.1.

1.10   Participation Agreement - The separate agreement with a designated Participant which sets forth the constructive years of Benefit Service which will be credited to the Participant for purposes of determining benefits under the Supplemental Executive Retirement Benefit Structure.

1.11   Plan - The Pepco Holdings, Inc. Combined Executive Retirement Plan.

Any term which is not defined in this section or any other section of the Plan will have the same meaning as that term has under the Applicable Defined Benefit Pension Plan.

II.   Eligibility and Participation

2.1   Any employee of any Pepco Holdings subsidiary as designated by the Chief Executive Officer of the Company (the Chief Executive Officer to be designated by the Board) shall be eligible to participate in this Plan; however, no employee shall be eligible to participate in the Executive Performance Supplemental Retirement Benefit Structure of this Plan if the compensation used to determine benefits for such employee under the Applicable Defined Benefit Pension Plan in which the employee participates includes remuneration in excess of such employee's basic rate of compensation.

2.2   An employee shall cease to be a Participant in this Plan and shall not be entitled to any benefits under the Executive Performance Supplemental Retirement Benefit Structure or the Supplemental Executive Retirement Benefit Structure if the employment of such employee is terminated for any reason, other than death, before the later of (i) the date the employee attains age 59, or (ii) the date the employee first attains either his Early Retirement Date or his Normal Retirement Date under the Applicable Defined Benefit Pension Plan.

2.3   In order to receive benefits under the Executive Performance Supplemental Retirement Benefit Structure of the Plan, a Participant (i) must not have incurred a forfeiture of benefits under Section 2.2 and (ii) must have been an Eligible Executive within the twelve (12) months immediately preceding his actual retirement under the Applicable Defined Benefit Pension Plan, and either (a) have held such position for at least a five year period, or (b) have attained age 65.

III.   Retirement Benefits

3.1(a) Supplemental Executive Retirement Benefit Structure. This Section 3.1(a) defines the amount of retirement income which will be paid to a Participant (who terminated employment on or after attaining age 59 for any reason other than death) under the Supplemental Retirement Benefit Structure to supplement other pension benefits. The amount of retirement benefits payable from this Plan under the Supplemental Retirement Benefit Structure in the Applicable Form of Benefit shall be the difference, if any, between (i) the amount of the benefits to which such Participant would be entitled under the provisions of the Applicable Defined Benefit Pension Plan, the provisions of the Executive Performance Supplemental Benefit Structure and the provisions of the Supplemental Benefit Structure (expressed in the Applicable Form of Benefit) had the number of such Participant's years of service used to calculate the benefits under such Plan and such Benefit Structures been increased by the additional years of constructive service set forth in such Participant's Participation Agreement, and (ii) the amount of benefits, if any, to which such Participant is otherwise entitled under the Applicable Defined Benefit Pension Plan, the Executive Performance Supplemental Benefit Structure and the

Supplemental Benefit Structure. Notwithstanding the above, in no event will a Participant be granted constructive years of service hereunder which would cause the combination of his actual years of service credited under the Applicable Defined Benefit Pension Plan and his constructive years of service granted hereunder to exceed the lesser of (i) forty (40), or (ii) the number by which the Participant's then current age exceeds twenty-five (25). To the extent that a cost of living adjustment is made to the benefits payable under the Applicable Defined Benefit Pension Plan, a comparable and proportionate adjustment will be made to the benefits payable hereunder.

       3.1(b) <u>Executive Performance Supplemental Retirement Benefit Structure</u>. This Section 3.1(b) defines the amount of retirement income which will be paid to a Participant under the Executive Performance Supplemental Retirement Benefit Structure of this Plan to supplement other pension benefits. The amount of retirement benefits payable under the Executive Performance Supplemental Retirement Benefit Structure of this Plan in the Applicable Form of Benefit shall be the difference, if any, between (i) the aggregate amount of the benefits to which such Participant would be entitled under the provisions of the Applicable Defined Benefit Pension Plan, the provisions of the Supplemental Executive Retirement Benefit Structure and the provisions of the Supplemental Benefit Structure (expressed in the Applicable Form of Benefit) (a) had the amount of compensation used under the Applicable Defined Benefit Pension Plan to calculate benefits (expressed on an annual basis) been increased by the average of the three highest Awards made to such Participant (or such number of Awards actually made to such Participant if less than three) under the Applicable Executive Incentive Compensation Plan (without regard to any deferral of receipt of an Award elected by such Participant) within the five consecutive years immediately preceding the Participant's retirement under the Applicable Defined Benefit Pension Plan, and (b)(1) had the amount of the benefits under such Plan and such Benefit Structures not been otherwise reduced due to the limitations imposed by Section 415 of the Internal Revenue Code, (2) had any dollar limitation under the Internal Revenue Code on the amount of compensation that may be considered in determining benefits under such Plan and such Benefit Structures not been imposed, and (3) had the deferred compensation earned by such Participant which was excluded from the Participant's compensation base used in determining retirement benefits under such Plan and such Benefit Structures been included in such compensation base, and (ii) the amount of benefits, if any, to which such Participant is otherwise entitled under the Applicable Defined Benefit Pension Plan, the Supplemental Executive Retirement Benefit Structure and the Supplemental Benefit Structure. To the extent that a cost of living adjustment is made to benefits payable under the Applicable Defined Benefit Pension Plan, a comparable and proportional adjustment will be made to the benefits payable herein.

3.1(c)   Supplemental Benefit Structure. This Section 3.1(c) defines the amount of retirement income which will be paid to a Participant under the Supplemental Benefit Structure to supplement other pension benefits. The amount of retirement benefits payable under the Supplemental Benefit Structure of this Plan in the Applicable Form of Benefit shall be the difference, if any, between (i) the amount of the benefits to which such Participant would be entitled under the provisions of the Applicable Defined Benefit Pension Plan and the Conectiv Supplemental Executive Retirement Plan, if applicable (expressed in the Applicable Form of Benefit) (1) had the amount of the benefits under such plan not been otherwise reduced due to the limitations imposed by Section 415 of the Internal Revenue Code, (2) had any dollar limitation under the Internal Revenue Code on the amount of compensation that may be considered in determining benefits under such plan not been imposed, and (3) had the deferred compensation earned by such Participant which was excluded from the Participant's

compensation base used in determining retirement benefits under such plan been included in

such compensation base, and (ii) the amount of benefits, if any, to which such Participant is

otherwise entitled under the Applicable Defined Benefit Pension Plan. To the extent that a cost

of living adjustment is made to the benefits payable under the Applicable Defined Benefit

Pension Plan, a comparable and proportionate adjustment will be made to the benefits payable

hereunder.

A Participant's rights to a benefit under the Supplemental Benefit Structure shall vest

when the Participant otherwise would be vested under the terms and conditions of the Applicable

Defined Benefit Pension Plan.

A Participant whose employment with the Company is terminated prior to the attainment

of a vested retirement benefit under the Applicable Defined Benefit Pension Plan shall not be

entitled to receive a benefit from the Supplemental Benefit Structure of this Plan.

For bookkeeping purposes only, the Company will establish and maintain a

Supplemental Benefit Account for each Participant which reflects the Participant's currently

accrued benefit under the Supplemental Benefit Structure, expressed in the form of straight life

annuity.

The Company shall furnish each Participant with an annual statement, as of December 31

of each year, showing the benefit under the Supplemental Benefit Structure which the Participant

is eligible to receive.

3.2   The monthly benefit provided to a Participant under Section 3.1(a), Section 3.1(b)

and Section 3.1(c) shall commence as of the first day of the month on which such Participant

begins receipt of retirement benefits under the Applicable Defined Benefit Pension Plan and shall continue for so long as benefits are payable to such Participant (or his surviving spouse) under such Applicable Defined Benefit Pension Plan. Notwithstanding the above, if an individual who then qualifies as a "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code, incurs a separation from service for any reason other than death and becomes entitled to a distribution from this Plan, as a result of such separation from service, no distribution otherwise payable to such specified employee during the first six (6) months after the date of such separation from service, shall be paid to such specified employee until the date which is one day after the date which is six (6) months after the date of such separation from service (or, if earlier, the date of death of the specified employee).

   3.3 <u>Death Benefits</u> - This Section 3.3 defines the amount of death benefits, if any, which will be paid to the surviving spouse of a Participant who dies while employed by the Company.

    (a) In order to receive death benefits under the Supplemental Executive Retirement Benefit Structure and the Executive Performance Supplemental Retirement Benefit Structure, a surviving spouse must have been legally married to the Participant for at least one (1) year prior to the Participant's death and the sum of the Participant's actual years of service used to calculate the benefits under the Applicable Defined Benefit Pension Plan and constructive years of service granted under the Supplemental Executive Retirement Benefit Structure must equal at least ten (10) years.

    (b) The amount of death benefits payable under the Supplemental Executive Retirement Benefit Structure of this Plan shall be the difference, if any, between (i) (a) the amount of the death benefits to which such surviving spouse would have been entitled under the provisions of the Applicable Defined Benefit Pension Plan, the provisions of the Executive

Performance Supplemental Retirement Benefit Structure and the Supplemental Benefit Structure (expressed as a single life annuity) had the number of years of service used to calculate the benefits under the Applicable Defined Benefit Pension Plan been increased by the additional constructive years of service set forth in such Participant's Participation Agreement, and (b) the amount of the benefits to which such surviving spouse would otherwise be entitled under such plans.

(c)   The amount of death benefits payable under the Executive Performance Supplemental Retirement Benefit Structure shall be the difference, if any, between (i) the amount for the death benefits to which such surviving spouse would have been entitled under the provisions of the Applicable Defined Benefit Pension Plan, the Supplemental Executive Retirement Benefit Structure and the Supplemental Benefit Structure (expressed as a single life annuity) (a) had the amount of the Participant's compensation used under the Applicable Defined Benefit Pension Plan to calculate benefits (expressed on an annual basis) under such Plan and such Benefit Structures been increased by the average of the three highest Awards made to such Participant (or such number of Awards actually made to such Participant if less than three) under the Executive Incentive Compensation Plan (without regard to any deferral of receipt of an Award elected by such Participant) within the five consecutive years immediately preceding the Participant's retirement under the Applicable Defined Benefit Pension Plan or death, as the case may be and (b)(1) had the amount of the benefits under such Plan and such Benefit Structures not been otherwise reduced due to the limitations imposed by Section 415 of the Internal Revenue Code, (2) had any dollar limitation under the Internal Revenue Code on the amount of compensation that may be considered in determining benefits under such Plan and such Benefit Structures not been imposed, and (3) had the deferred compensation earned by the Participant which was excluded from the Participant's compensation base used in determining retirement benefits under such Plan and such Benefit Structures been included in such compensation base, and (ii) the amount of the benefits, if any, to which the surviving spouse would otherwise be entitled under the Applicable Defined Benefit Pension Plan, the Supplemental Executive Retirement Benefit Structure and the Supplemental Benefit Structure.

(d)   With respect to death benefits payable under the Supplemental Benefit Structure, except as provided in Section 1.2, above, the terms of the Applicable Defined Benefit Pension Plan shall govern the timing and form of payment of the Participant's Supplemental Benefit to the surviving spouse upon the Participant's death. Payment of the Supplemental Benefit, if any, to a Participant's surviving spouse (as that term is used under the Applicable Defined Benefit Pension Plan) shall begin when benefits commence to such surviving spouse under such plan and shall continue for so long as benefits are payable to such surviving spouse under such plan.

3.4   The monthly death benefit provided to a surviving spouse under Sections 3.3 (b) and (c) shall commence as of the first day of the month on which such surviving spouse begins receipt of death benefits under the Applicable Defined Benefit Pension Plan and shall continue for so long as benefits are payable to such surviving spouse under such plan.

3.5   Loss of Benefits

(a)   Notwithstanding any other section of this Plan, if a Participant is discharged by the Company because of misfeasance, malfeasance, dishonesty, fraud, misappropriation of funds, or commission of a felony, or if the Committee determines that the Participant has made a material misrepresentation regarding the amount or nature of any pension, retirement or deferred compensation benefits resulting from Participant's prior employment, such Participant's rights to any benefit under this Plan shall be forfeited.

(b)   If during his employment with the Company or after the Participant has ceased to be employed by the Company, and after providing him an opportunity to be heard, following 30 days written notice, sent by registered mail, return receipt requested, the Committee finds that such Participant has used or is using trade secrets or other confidential, secret or proprietary information gained while in the employ of the Company in a manner which is, or is likely to be detrimental to the best interests of the Company, the Committee shall notify such Participant of such findings and stop all current and future distributions of his interest hereunder. If within one year of the date or such notice, it is determined by the Committee upon proof submitted by such Participant that he has ceased to so use such information and the Company's loss from such Participant's past and future improper use of such information is likely to be insubstantial in proportion to the future loss of his benefit hereunder, the Committee may reinstate him; and, if payment of his retirement income has stopped, it shall be resumed. If he is not reinstated within one year of such notice, the Committee shall cancel his interest hereunder.

3.6   Facility of Payment - If the Committee shall find that any person to whom a benefit is payable is unable to care for his affairs because of illness or accident, any payment due hereunder (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a child, children, a parent, or a brother or sister, or to any person deemed by the Company to have incurred expense for such person otherwise entitled to payment. Any such payment shall be a complete discharge of all liability under the Plan therefor.

3.7   Payment of Benefits Upon Change in Control

(a) Notwithstanding any other provisions of the Plan except Section 3.5, if a Participant terminates employment before the later of (i) the date the employee attains age 59, or (ii) the date the employee first attains either his Early Retirement Date or his Normal Retirement Date under the Applicable Defined Benefit Pension for any reason other than death following the occurrence of an event described in subsection (b) of this Section 3.7, the entitlements of such Participant under the Supplemental Executive Retirement Benefit Structure and the Executive Performance Supplemental Retirement Benefit Structure of the Plan shall be paid to him in a lump sum within thirty (30) days of the date of his termination of employment. The amount of such lump sum payment shall be computed in two steps. Under the first step, a calculation will be made of the monthly annuity payments to which such Participant would otherwise have been entitled under the provisions of Section 3.1(a) and Section 3.1(b) of the Plan based upon (a) the service performed by the Participant through the date of such termination of employment, plus (b) the additional years of constructive service set forth in such Participant's Participation Agreement (hereinafter collectively referred to as "Aggregate Service") under the assumptions that (i) the Participant was scheduled to commence receipt of benefits under this Plan as of the earliest date on which the Participant could receive benefits under the Applicable Defined Benefit Pension Plan that were not subject to the early retirement reduction factor described in Section 3.02(a) of such plan determined as if such Participant's years of Vesting Service under the Applicable Defined Benefit Pension Plan equaled his Aggregate Service and (ii) this Plan did not contain any minimum age requirement as to eligibility for receipt of benefits. Under the second step, such monthly annuity payments will be discounted to their present value as of the date of the Participant's termination of employment using the Pension Benefit Guaranty

Corporation's immediate payment interest rate in effect on the date of the Participant's termination of employment plus one-half of one percent (1/2%).

(b) The provisions of subsection (a) of this Section 3.7 shall apply in the event that (i) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; or (ii) during any period of twelve (12) consecutive months (not including any period prior to the adoption of this Plan), individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i) or (iii) of this subsection (b)) whose election by the Board of Directors of the Company or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, the stockholders of the Company approve a plan of complete liquidation of the Company, or the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

IV.   **Administration of the Plan**

4.1   Administration - The Compensation/Human Resources Committee of the Board of Directors shall administer the Plan.

(a)   The Committee shall have the sole, exclusive authority to interpret and construe the provisions of this Plan, to decide any disputes which may arise with regard to the rights of employees under the terms of this Plan, to give instructions and directions necessary hereunder and, in general, to direct the administration of the Plan. All fees, salaries, and other costs incurred in connection therewith shall be paid by the Company.

(b)   The Committee shall keep or cause to be kept, records containing all relevant data pertaining to Participants and their rights under this Plan, and is charged with the primary duty of seeing that each Participant receives the benefits to which he may be entitled under this Plan.

4.2   Accounts and Reports - The Company and its officers, employees and directors or designees and the Committee shall be entitled to rely upon all tables, valuations, certificates and reports furnished by any actuary selected by the Committee; upon all certificates and reports made by any accountant selected by the Committee; and upon all opinions given by any legal counsel selected by the Committee; and the Company and its officers and directors or designees and the Committee shall be fully protected in respect of any action taken or suffered by them in good faith in reliance upon any tables, valuations, certificates, reports, opinions, or other advice furnished by any such actuary, accountant, or counsel; and all action so taken or suffered shall be conclusive upon each of them and upon all Participants of the Plan.

4.3 Expenses of Administration - All expenses shall be paid by the Company.

4.4 Liability - The Company, the Board of Directors, the Committee, officers and employees shall incur no liability for any action taken in good faith in connection with the administration of this Plan. The Company may provide all appropriate and necessary insurance to render the aforesaid harmless from any and all liability incurred in their duties.

V. **Funding**

5.1 Company Contributions - No assets of the Company shall be set aside or earmarked or placed in trust or escrow for the benefit of any Participant to fund the Company's obligations which may exist under the Plan; provided, however, that the Company may establish a grantor trust to hold assets to secure the Company's obligations to the Participants under this Plan if the establishment of such a trust does not result in the Plan being 'funded' for purposes of the Internal Revenue Code of 1986, as amended.   The Company has established a grantor trust (Trust 2 originally executed on May 1, 1995) to hold assets to secure the Company's obligations to the Participants under the Supplemental Benefit Structure and the Executive Performance Supplemental Retirement Benefit Structure of this Plan in such a manner that the establishment of such a trust does not result in the Plan being "funded" for purposes of the Internal Revenue Code of 1986, as amended. Such trust initially received a transfer of a Ten Thousand Dollars ($10,000). However, such trust provides that the full present value of the benefits payable under such Benefit Structures shall subsequently be contributed to the trust in the event the Company fails to pay such benefits due hereunder in a timely manner. Except to the extent provided through a grantor trust established under the provisions of the preceding sentences, all payments under this Plan shall be made out of the Company's general revenue and a Participant's right to payments shall be solely that of an unsecured general creditor of the Company.

5.2   Employee Contributions - No Participant shall be required or permitted to make any contribution to the Plan.

VI.   **Miscellaneous**

6.1   Limitation of Responsibility - Neither the establishment of the Plan, any modifications thereof, nor the payment of any benefits shall be construed as giving to any Participant or other person any legal or equitable right against the Company, (the Board of Directors, the Committee, or any officer or employee) except as herein provided; and in no event shall the other terms of employment of any employee be modified or in any way affected thereby.

6.2   Restrictions on Alienation and Assignment - Except as any of the following provisions may be contrary to the law of any state having jurisdiction in the premises, no Participant, or beneficiary shall have the right to assign transfer, hypothecate, encumber, commute or anticipate his interest in any payments under this Plan, and such payments shall not in any way be subject to any legal process to levy upon or attach the same for payment of any claim against any Participant, or beneficiary.

6.3   Failure to Claim Amounts Payable under the Plan - In the event that any amount shall become payable hereunder to any person or, upon his death, to his surviving spouse and if after written notice from the Committee mailed to such person's last known address as shown in the Company's records, such person or his personal representative shall not have presented himself to the Committee within six months after mailing of such notice, the Committee may, but it is not required to, determine that such person's interest in the Plan has terminated, which determination shall be conclusive upon all persons provided, however, in lieu of the foregoing, the Committee may in its sole discretion apply to a court of competent jurisdiction for direction as to the distribution of such amount.

6.4   Right of the Company to Dismiss or Demote Employees - Neither the action of the Company in establishing this Plan nor any action taken by it under any provisions of this Plan shall be construed as giving to any employee of the Company the right to be retained in any specific position or in its employ in general or any right to any retirement income or benefit or to any payment whatsoever, except to the extent of the benefits which may be provided for by the express provisions of this Plan. The Company expressly reserves the right at any time, to dismiss, demote or reduce the compensation of any employee without incurring any liability for any claim against itself for any payment whatsoever.

6.5   Amendment and Termination - Nothing in this Plan shall be deemed to limit the Company's right, by resolution of the Board of Directors of the Company, to amend, modify or terminate the Plan at any time and for any reason except that no such amendment, modification or termination shall serve to decrease the benefits set forth in a Participant's Participation Agreement, other than by operation of Section 3.5 or by operation of an involuntary termination of employment under the rights reserved to the Company in Section 6.4.

6.6   Laws to Govern - The provisions of this Plan shall be construed, administered, and enforced according to the laws of the District of Columbia.

IN WITNESS WHEREOF, the Company has caused this Plan to be signed effective this 19th day of December, 2006.

ATTEST   POTOMAC ELECTRIC POWER COMPANY

By /s/ ELLEN S. ROGERS   By /s/ D. R. WRAASE
     Corporate Secretary   Chief Executive Officer